Exhibit 99.7

Form of Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2015 prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(in crore, except equity share and per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2015	2014	2014	2015	2014
Revenues	13,411	13,796	12,875	53,319	50,133
Cost of sales	8,174	8,462	8,117	32,883	32,141
Gross profit	5,237	5,334	4,758	20,436	17,992
Selling and marketing expenses	736	770	640	2,941	2,625
Administrative expenses	1,052	875	837	3,663	3,326
Operating profit	3,449	3,689	3,281	13,832	12,041
Other income, net	881	840	851	3,427	2,669
Share in associate's profit /(loss)	(1)	–	–	(1)	–
Profit before income taxes	4,329	4,529	4,132	17,258	14,710
Income tax expense	1,232	1,279	1,140	4,929	4,062
Net profit	3,097	3,250	2,992	12,329	10,648
Paid-up equity share capital (par value 5/- each, fully paid)	572	572	286	572	286
Share premium, retained earnings and other components of equity	54,191	47,244	47,244	54,191	47,244
Earnings per share (par value 5/- each)
Basic	27.10	28.44	26.18	107.88	93.17
Diluted	27.10	28.44	26.18	107.88	93.17
Total Public Shareholding (1)
Number of shares	80,65,15,515	81,17,98,995	39,02,57,428	80,65,15,515	39,02,57,428
Percentage of shareholding	70.23	70.68	67.96	70.23	67.96
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–	–
Percentage of shares (as a % of the total share capital of the Company)	–	–	–	–	–
Non-encumbered
Number of shares	15,02,15,636	15,02,15,636	9,15,08,078	15,02,15,636	9,15,08,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the Company)	13.08	13.08	15.94	13.08	15.94

(1)	Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by the founders and American Depository Receipt Holders and as at March 31, 2015 and December 31, 2014, also excludes treasury shares.

1.	The audited consolidated financial statements for the quarter and year ended March 31, 2015 have been taken on record by the Board of Directors at its meeting held on April 24, 2015. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

2.	The Board, at the meeting held on February 4, 2015, appointed Roopa Kudva as Independent Director effective from that date.

3.	During the quarter ended June 30, 2014, based on internal and external technical evaluation, the management reassessed, with effect from April 1, 2014, the remaining useful life of assets primarily consisting of buildings and computers. Accordingly, the useful life of certain assets required change from previous estimates. If the group had continued with the previously assessed useful lives, charge for depreciation and cost of sales for the three months and year ended March 31, 2015 would have been higher by 79 crore and 435 crore, respectively on assets held at April 1, 2014.

4.	Investments - Current and proposed

	a)	On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of approximately 1,398 crore.

	b)	During the quarter ended March 31, 2015, Infosys has invested 94 crore to form a new company along with Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products. The investment is accounted for as an associate in the consolidated financial statements.

	c)	On April 24, 2015, the company entered into a definitive agreement to acquire Kallidus Inc. (d.b.a Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients for a consideration of $120 million (approximately 750 crore) including a deferred component and retention bonus.

5.	On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Egdeverve, a wholly owned subsidiary, subject to securing the requisite approval from shareholders. The proposed transfer of the business of Finacle and EdgeServices to Edgeverve is at an estimated consideration of upto 3,400 crore and upto 220 crore, respectively.

6.	Bonus Issue

	a)	The Company has allotted 57,42,36,166 fully paid up equity shares of face value 5/- each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through postal ballot by capitalization of share premium. The record date fixed by the Board of Directors was December 3, 2014. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares. The earnings per share has been adjusted for previous periods presented in accordance with IAS 33, Earnings per share.

	b)	The Board in its meeting held on April 24, 2015 has considered, approved and recommended a bonus issue of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals. Accordingly, the record date for the bonus issues of equity shares and ADSs will be June 17, 2015, subject to shareholders' approval. This date is proposed by the company and will be re-confirmed after shareholder approval.

7.	Information on dividends for the quarter and year ended March 31, 2015

The Board of Directors recommended a final dividend of 29.50/- per equity share (equivalent to 14.75 per share after 1:1 bonus issue, if approved by shareholders) for the financial year ended March 31, 2015. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company, which is now being held on June 22, 2015. The book closure date for the purpose of the Annual General Meeting and payment of final dividend is June 17, 2015.

 (in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2015	2014	2014(1)	2015	2014(1)
Dividend per share (par value 5/- each)
Interim dividend (1)	–	–	–	30.00	20.00
Final dividend	29.50	–	43.00	29.50	43.00
Total dividend	29.50	–	43.00	59.50	63.00

(1)	Not adjusted for bonus issue

The Board has decided to revise and increase dividend pay-out ratio from up to 40% to up to 50% of post-tax profits effective fiscal 2015.

8.	Other information (Consolidated – Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2015	2014	2014	2015	2014
Staff costs	7,319	7,546	7,271	29,742	28,834
Items exceeding 10% of aggregate expenditure	–	–	–	–	–
Details of other income:
Interest income on deposits and certificates of deposit	696	677	582	2,631	2,156
Income from available-for-sale financial assets	51	61	58	261	224
Miscellaneous income, net	19	19	28	60	59
Gains/(losses) on foreign currency	115	83	183	475	230
Total	881	840	851	3,427	2,669

9.	Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2015	2014	2014	2015	2014
Revenues	11,926	12,192	11,366	47,300	44,341
Profit before exceptional item and tax	4,170	4,252	3,887	16,386	14,002
Profit on transfer of business (1)	–	–	–	412	–
Profit before tax	4,170	4,252	3,887	16,798	14,002
Profit for the period	3,024	3,055	2,883	12,164	10,194

Note:	The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com. The information above has been extracted from the audited financial statements as stated.

(1)	Exceptional item pertains to profit on transfer of business to Edgeverve, a wholly owned subsidiary.

10.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended March 31, 2015

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non-receipt of dividend	–	102	102	–

11.	Consolidated statement of Assets and Liabilities (IFRS Consolidated Audited)

(in crore)

Particulars	As at
	March 31, 2015	March 31, 2014
EQUITY AND LIABILITIES
Shareholders’ funds
Share capital	572	286
Reserves and surplus	54,191	47,244
Sub-total- Shareholders' Fund	54,763	47,530
Minority interests	–	–
Non–current liabilities
Deferred tax liabilities (net)	160	64
Other long-term liabilities	46	323
Sub-total- Non- Current liabilities	206	387
Current liabilities
Trade payables	140	173
Other current liabilities	10,765	8,586
Short-term provisions	478	379
Sub-total- Current liabilities	11,383	9,138
TOTAL - EQUITY AND LIABILITIES	66,352	57,055
ASSETS
Non-current assets
Fixed assets	9,763	8,229
Goodwill	3,091	2,157
Non-current investments	1,438	1,252
Deferred tax assets (net)	537	656
Other non-current assets	4,327	1,742
Sub-total- Non- Current assets	19,156	14,036
Current assets
Current investments	874	3,056
Trade receivables	9,713	8,351
Cash and cash equivalents	30,367	25,950
Other current assets	6,242	5,662
Sub-total Current assets	47,196	43,019
TOTAL - ASSETS	66,352	57,055

The above disclosure is in compliance with Clause 41(V)(h) and Annexure IX of the Listing Agreement. The disclosure is an extract of the audited IFRS Consolidated Balance Sheet as at March 31, 2015.

12.	Segment reporting (IFRS Consolidated – Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2015	2014	2014	2015	2014
Revenue by business segment
Financial Services and Insurance (FSI)	4,030	4,032	3,749	15,575	14,698
Manufacturing (MFG)	3,004	3,039	2,809	11,735	10,853
Energy & utilities, Communication and Services (ECS)	2,113	2,245	2,075	8,580	7,932
Retail, Consumer packaged goods and Logistics (RCL)	2,143	2,184	2,132	8,669	8,346
Life Sciences and Healthcare (LSH)	906	981	844	3,584	3,399
Growth Markets (GMU)	1,215	1,315	1,266	5,176	4,905
Total	13,411	13,796	12,875	53,319	50,133
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	13,411	13,796	12,875	53,319	50,133
Segment profit before tax, depreciation and non-controlling interests:
Financial Services and Insurance (FSI)	1,226	1,213	1,189	4,641	4,349
Manufacturing (MFG)	723	753	705	2,899	2,452
Energy & utilities, Communication and Services (ECS)	599	667	633	2,400	2,274
Retail, Consumer packaged goods and Logistics (RCL)	635	671	627	2,631	2,221
Life Sciences and Healthcare (LSH)	236	287	205	919	749
Growth Markets (GMU)	313	363	284	1,411	1,373
Total	3,732	3,954	3,643	14,901	13,418
Less: Other unallocable expenditure	283	265	362	1,069	1,377
Add: Unallocable other income	881	840	851	3,427	2,669
Add: Share in Associate's profit / (loss)	(1)	–	–	(1)	–
Profit before tax and non-controlling interests	4,329	4,529	4,132	17,258	14,710

Notes on segment information

Business segments

Effective quarter ended March 31, 2014, the Company reorganized its segments, consequent to which the business segments of the Company are as set out above. The previous period figures, extracted from the audited consolidated financial statements, have been presented after incorporating necessary reclassification adjustments pursuant to changes in the reportable segments.

Effective April 1, 2015, the Company reorganized its segments to support the delivery of innovation. This structure will help deliver services that will reflect the way technology is consumed in layers by the enterprise. Consequent to the internal reorganization, Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa have been subsumed across the other verticals.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board
for Infosys Limited

Chennai, India	Dr. Vishal Sikka
April 24, 2015	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2015, prepared as per International Financial Reporting Standards (IFRS) and reported in US Dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2015	2014	2014	2015	2014
Revenues	2,159	2,218	2,092	8,711	8,249
Cost of sales	1,317	1,360	1,318	5,374	5,292
Gross profit	842	858	774	3,337	2,957
Net profit	498	522	487	2,013	1,751
Earnings per Equity Share
Basic	0.44	0.46	0.43	1.76	1.53
Diluted	0.44	0.46	0.43	1.76	1.53
Total assets	10,615	10,028	9,522	10,615	9,522
Cash and cash equivalents including available-for-sale financial assets (current) and certificates of deposit	4,999	5,319	4,841	4,999	4,841

Certain statements in this advertisement concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and on Form 6-K for the quarters ended June 30, 2014, September 30, 2014 and December 31, 2014. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this advertisement is April 24, 2015, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.